Catalyst Paper Corporation
                                                                                                      2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:  604 247 4400
Fax:  604 247 0512

B.C. Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C.

To Whom It May Concern:

Subject:  Quarter 1, 2009 Consolidated Financial Statements and MD&A

Effective for the year ended December 31, 2009, the Company has adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).   As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP and included a reconciliation to Canadian GAAP for material recognition, measurement and presentation differences in note 33, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles.”

The consolidated financial statements and Management’s discussion and analysis for three months ended March 31, 2009 and 2008 have been restated into US GAAP and are being filed concurrently with the company’s annual consolidated financial statements.

Sincerely,

“Valerie Seager”

Valerie Seager
Vice-President  and General Counsel

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